February 26, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC  20549

Attention:  John Cash, Office of Manufacturing and Construction

Dear Sir:

Re:

International Barrier Technology, Inc.

Form 10-K and 10-K/A for the year ended June 30, 2015

Filed September 28 and 29, 2015

File No. 0-20412

We write further to your comment letter dated February 16, 2016. We are currently in the process of preparing a response to address your comments.

We anticipate responding to the U.S. Securities and Exchange Commission on or before March 8, 2016.

We trust the foregoing is satisfactory.

Yours truly,

INTERNATIONAL BARRIER TECHNOLOGY, INC.

Per: /s/ Michael D. Huddy

       Michael D. Huddy, President